EXHIBIT 17.1



From: Craig H. Bird                                   Date: 24 January 2007


To: John C. Lee
CC: Tochi Bains, Jessica Lee, Mikio Tajima


Subject: Resignation from Wi-Tron, Inc. Board of Directors, Corporate Secretary, Chief Governance Officer and Investor & Public Relations Consultant


Dear John,

Per our phone conversations and your e-mail of January 12, 2007, I am submitting my resignation from Wi-Tron, Inc. Board of Directors, Corporate Secretary, Chief Governance Officer and Investor & Public Relations Consultant, effective January 31, 2007.

Although our contract calls for 60 day notice, we both have agreed to wave this clause. I will note here that Wi-Tron, Inc. failed on several occasions to comply with Article II INFORMATION TO BE PROVIDED BY THE COMPANY" of our contract, which directly impeded me from performing some of my responsibilities and key tasks. In spite of this, I remain a friend to Wi-Tron and intend to provide opportunities to the Company as they may arise during the conduct of business at Segue Ventures LLC.

I will also note that Wi-Tron Inc. has never paid Segue Ventures any payments in cash, either for services rendered or for payments for services of other companies (such as press releases) to Wi-Tron. Segue Ventures paid for these expenses and other business expenses and as such a significant debt of approximately $70,000.00 that Wi-Tron owes Segue Ventures. I will send an updated, itemized invoice to Wi-Tron soon and discuss compensation options with you.

I wish you the best of luck and will stay in touch. If you desire to talk with me on any business related matter, please feel free to contact me.


Very Respectfully,
Craig H. Bird
President, Segue Ventures LLC
CHBird@segue.biz
Ph: (215) 885 - 4981
Fax: (215) 885 - 4982